Exhibit (a)(1)(K)

Intranet Communications and Newsletter Announcements

Initial Postings on Intranet and announcements in newsletter

Intranet Page Header: Stock Option Exchange Program

Announcement Subj. Line: Stock Option Exchange Offer is Underway

Dolby is offering eligible employees a one-time opportunity to voluntarily exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule. This offer is scheduled to expire on August 10, 2012, at 9:00 p.m. Pacific Time. For more information, view Andrew Dahlkemper’s launch announcement [insert link] and attend an upcoming employee meeting [insert link to meeting schedule].

You can access all relevant information regarding the offer and make your elections at www.Corp-action.net/Dolby.

Posting on intranet home page:

Attend an employee meeting to learn more about Dolby’s Stock Option Exchange offer [insert link to intranet posting] before the opportunity to participate expires on August 10, 2012.

Final Reminders on Intranet and newsletter

Announcement Subj. Line: Stock Option Exchange Offer Expires August 10 at 9pm Pacific Time

The deadline for participation in Dolby’s Stock Option Exchange offer is approaching. Eligible employees have a one-time opportunity to voluntarily exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule. This offer is scheduled to expire on August 10, 2012, at 9:00 p.m. Pacific Time.

You can access all relevant information regarding the offer and make your elections at www.Corp-action.net/Dolby.

Posting on intranet home page:

Act now: Dolby’s Stock Option Exchange offer [insert link to webpage] expires on August 10 at 9pm Pacific Time.